

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Joe Vazzano
Chief Financial Officer
AVENUE THERAPEUTICS, INC.
1140 Avenue of the Americas, Floor 9
New York, New York 10036

  Re: AVENUE THERAPEUTICS, INC.
   Registration Statement on Form S-3
   Filed December 7, 2021
   File No. 333-261520

Dear Mr. Vazzano:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Mark F. McElreath, Esq.